

October 18, 2023

Jarrod Langhans
Chief Financial Officer
Celsius Holdings, Inc.
2424 N. Federal Highway, Suite 208
Boca Raton, FL 33431

> **Re: Celsius Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-34611**

Dear Jarrod Langhans:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robert W. Pommer III